Adorys Velazquez avelazquez@velaw.com

Tel 212.237.0036 Fax 917.849.5352

September 9, 2011

Via EDGAR and Federal Express

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sprague Resources LP

Registration Statement on Form S-1

Filed July 27, 2011

File No. 333-175826

Ladies and Gentlemen:

On behalf of Sprague Resources LP (the “Registrant”), we have filed through EDGAR and separately forwarded courtesy copies of Amendment No. 1 (“Amendment No. 1”) to the above-referenced registration statement on Form S-1 (the “Registration Statement”), each of which has been marked to show changes made to the original filing. A copy of this letter has been furnished in EDGAR as correspondence.

In this letter, we set forth the responses of the Registrant to the comments (each a “Comment” and, together, the “Comments”) contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 22, 2011 (the “Comment Letter”), with respect to the above-referenced filing. For your convenience, we have repeated in bold italicized type the Comments exactly as set forth in the Comment Letter. The Registrant’s response to each Comment is set forth immediately below the text of the applicable Comment.

All page references in the Registrant’s responses are to the courtesy copy of Amendment No. 1. Capitalized terms used in this letter but not defined herein have the meanings given to them in the Registration Statement.

Information provided in this letter on behalf of the Registrant has been provided to us by the Registrant.

Vinson & Elkins LLP Attorneys at Law Abu Dhabi Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Shanghai Tokyo Washington	666 Fifth Avenue, 26th Floor New York, NY 10103-0040 Tel 212.237.0000 Fax 212.237.0100 www.velaw.com

Securities and Exchange Commission September 9, 2011 Page 2

General

1. Please provide complete responses, and where disclosure has changed, indicate precisely where in the marked version of the amendment we will find your responsive changes. To the extent comments on one section apply to similar disclosure elsewhere, please make corresponding revisions to all affected areas. This will minimize the need for us to repeat similar comments. Further, please provide updated disclosure with each amendment. For example, and without limitation, please provide updated financial statements with your next amendment. In addition, please disclose the required information regarding your independent director and board committee composition, when known.

Response:

The Registrant acknowledges the Staff’s Comment and has revised the Registration Statement in all areas affected by the Comments. In responding to the Comments, the Registrant has provided page references indicating where responsive changes are located in the courtesy copy of Amendment No. 1. Furthermore, the Registrant has revised Amendment No. 1 to provide updated financial statements and other information regarding the Registrant.

The Registrant acknowledges the Staff’s request for disclosure regarding the Registrant’s independent director and board committee composition and will include such disclosure in the Registration Statement when known.

2. We note the representations you have made in your letter dated August 3, 2011 and remind you that we will need sufficient time to review all the information that you will provide prior to effectiveness.

Response:

The Registrant acknowledges the Staff’s Comment and will provide such information to the Staff when available, allowing sufficient time for the Staff to review the requested information prior to effectiveness.

In accordance with the acknowledgements made in the Registrant’s letter to the Staff dated August 3, 2011 (the “August 3rd Letter”), the Registrant notes that it has filed Exhibits 3.3, 10.2, 10.4, 10.5, 10.6, 21.1 and 23.1 with Amendment No. 1.

The Registrant hereby affirms the acknowledgements made in the August 3rd Letter.

Securities and Exchange Commission September 9, 2011 Page 3

3. Prior to printing and distributing the preliminary prospectus, please provide us with copies of all artwork and any graphics you propose to include in the prospectus, as well as accompanying captions, if any. We may have comments after reviewing these materials.

Response:

The Registrant notes that the logo of the Registrant located on the front and back covers, the artwork located on the inside front cover page and the graph on page 117 of the prospectus included in the Registration Statement represent the only graphic materials or artwork that will be included in the preliminary and final prospectus.

4. Please submit to us on a supplemental basis all sales literature prior to first use. Once you have submitted these materials, allow sufficient time to complete our review.

Response:

The Registrant acknowledges that sales materials are subject to the Staff’s review and comment. The Registrant notes that no sales materials will be given to prospective investors in connection with the Registrant’s proposed initial public offering (the “IPO”), other than a preliminary prospectus. The Registrant intends to conduct a “road show” in connection with the IPO that will include a slide presentation. Hard copies of the slide presentation will not be distributed or made available for downloading or printing. As provided in Rule 433(d) under the Securities Act of 1933, as amended (the “Securities Act”), we are not required, and do not intend, to file the road show slide presentation as a free writing prospectus.

Cover Page

5. We note that Sprague Resources Holdings LLC is a selling shareholder, and note the arrangements regarding the shares subject to the underwriters’ overallotment option. We also note that you state that Sprague Holdings “may be deemed under the federal securities laws to be an underwriter” with respect to the common units it is offering under the prospectus. Please disclose more definitively that Sprague Holdings is deemed to be an underwriter. In addition, please indicate that Sprague Holdings is also deemed to be an underwriter with respect to the shares to be sold pursuant to the overallotment option, if any. Please also provide us with your analysis regarding whether Axel Johnson should be identified as an underwriter.

Response:

The Registration Statement has been revised as requested to state that Sprague Holdings is deemed to be an underwriter with respect to any common units it is offering under the prospectus and common units sold pursuant to the overallotment option, if any. Please see the front cover page of the prospectus and pages 14, 48, 164 and 214 of Amendment No. 1. With respect to Axel Johnson, the Registrant acknowledges that Axel Johnson is a control person under Section 15 of the Securities Act and Section 20 of the Securities Exchange Act of 1934, as amended, as it is the sole owner of Sprague Holdings. The Registrant respectfully

Securities and Exchange Commission September 9, 2011 Page 4

submits, however, that Axel Johnson should not be identified as an underwriter because it has not purchased, and will not be purchasing, common units from the Registrant, nor will Axel Johnson be participating in the distribution of the common units in connection with the IPO.

Prospectus Summary, page 1

6. Please provide the information in the table on page 2 regarding your terminals as of a date as recent as practically possible.

Response:

The Registration Statement has been revised as requested. The information regarding the Registrant’s terminals is presented as of the date of the prospectus. Please see pages 1, 2, 4, 84, 121, 122 and 130 to 138 of Amendment No. 1.

Use of Proceeds, page 47

7. We note that you intend to use the proceeds received from the offering to repay borrowings under your credit facility. Please disclose whether, upon repayment of the credit facility, you have any plans to immediately draw down on the facility, and if so, for what purposes.

Response:

The Registration Statement has been revised to state that the Registrant anticipates it will borrow under its working capital facility during the 60 days following the closing of the IPO in an amount at least equal to the net proceeds received by the Registrant from the IPO to finance the Registrant’s working capital requirements. Please see page 47 of Amendment No. 1.

Our Cash Distribution Policy and Restrictions on Distributions, page 51

8. With a view toward disclosure, provide us with a table that indicates what quarterly distributions would have been for the most recent four fiscal quarters, quantifying any shortfalls, if this information is available or can be obtained.

Response:

The Registration Statement has been revised to include what quarterly distributions would have been for the most recent four fiscal quarters. Please see page 58 of Amendment No. 1.

9. Rather than providing only the pro forma twelve months ending September 30, 2012, in the aggregate, also provide tabular disclosure which shows the next four fiscal quarters individually to demonstrate whether there would be any shortfall in the projected minimum quarterly distributions for any period, if this information has been calculated.

Securities and Exchange Commission September 9, 2011 Page 5

Response:

The Registrant respectfully submits that the presentation of forecasted cash available for distribution (the “Forecast”) for the twelve months ending September 30, 2012 (the “Forecast Period”) in the aggregate, as opposed to a quarter-by-quarter presentation of the Forecast, is the most appropriate presentation for the initial public offering of a master limited partnership. The Registration Statement has been revised to state that the Registrant has prepared the Forecast using assumptions that the Registrant believes to be reasonable with respect to the Forecast Period in the aggregate. The Registration Statement has also been revised to state that historically, the Registrant’s results of operations have varied quarter-by-quarter as a result of seasonal changes, market structure and other factors, and that as a result of the quarterly variations in the Registrant’s operations and the inherent difficulty in projecting the precise timing of each revenue and expense item in the Forecast, the Registrant believes that any estimate of its results of operations on a quarterly basis would involve a high degree of risk of inaccuracy. A cross reference to “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Factors That Impact Our Business” has also been added. Moreover, the Registrant respectively submits that the Registrant’s quarter-by-quarter results of operations are not helpful to an investor, because it is expected that the board of directors of the Registrant’s general partner will make decisions regarding the level of distributions based upon a longer-term view of the Registrant’s anticipated results of operations. Please see page 59 of Amendment No. 1.

The Registration Statement has been further revised to state that if there were to be a shortfall during any quarter in the Forecast Period, the Registrant would be able to make working capital borrowings to pay distributions to unitholders in such quarter, and that the Registrant believes that it would likely be able to repay any such borrowings in a subsequent quarter, because the Registrant believes that the total cash available for distribution for the Forecast Period will be more than sufficient to pay the aggregate minimum quarterly distribution to all unitholders and the related distribution to its general partner for the Forecast Period. Please see page 59 of Amendment No. 1.

Unaudited Pro Forma Cash Available for Distribution, page 55

10. Please indicate whether the amounts presented as capital expenditures include expected cash payments for capital lease and long-term terminal obligations.

Response:

The Registration Statement has been revised to include cash payments for capital lease and long-term terminal obligations in the amounts presented as expansion capital expenditures. Please see pages 56, 57, 60 and 61 of Amendment No. 1.

11. With regard to the incremental interest expense associated with borrowings under your credit agreement, please update this disclosure to reflect current LIBOR. In addition, please disclose the effect of a .125% variance in interest rates.

Securities and Exchange Commission September 9, 2011 Page 6

Response:

The Registration Statement has been revised as requested. Please see page 57 of Amendment No. 1.

Assumptions and Considerations, page 58

12. We note your disclosure at page 59 regarding the effect of higher commodity prices on your assumptions. Please revise your filing to disclose the commodity prices that you have used in your assumptions. In addition, please tell us what consideration you have given to providing a sensitivity analysis with respect to the effect of commodity prices on your ability to make the minimum quarterly distribution.

Response:

The Registration Statement has been revised as requested to disclose the commodity prices that were used in the assumptions. Please see page 65 of Amendment No. 1.

The Registrant has considered including a sensitivity analysis with respect to the effect of commodity prices on its ability to make minimum quarterly distributions and has concluded it would not be helpful to an investor, because the absolute level of commodity prices is not a primary factor that impacts the Registrant’s cash available for distribution to its unitholders. In accordance with the Registrant’s hedging strategy and risk management policy, the Registrant is limited with respect to the amount of commodity price exposure it is permitted to have at any point in time. Such limits help mitigate the potential impact of fluctuations in commodity prices. The Registrant routinely models its sensitivity to commodity prices for the purpose of determining the sensitivity of the Registrant’s liquidity and financial covenants to different commodity price levels. The Registrant notes that material and sustained increases in commodity prices would increase the Registrant’s working capital related financing costs, thereby reducing cash available for distribution for a period of time. However, the Registrant would expect that margins would expand over time to compensate for any such increase in financing costs, thereby limiting the impact on the Registrant’s cash available for distribution.

Management’s Discussion and Analysis of Financial Condition and Results Of Operations

Results of Operations, page 87

13. Please revise your disclosure for each period presented to provide additional detail describing and quantifying items generating income statement variances between periods. For example, with regard to net sales of refined products for the three month period ended March 31, 2011, quantify the impact of increased sales to gasoline customers in New York and the Mid-Atlantic states. Please ensure that your revised disclosure separately quantifies the effect of the factors cited as causing material changes to each of your financial statement line items.

Securities and Exchange Commission September 9, 2011 Page 7

Response:

The Registration Statement has been revised as requested. Please see pages 91, 92, 94, 95 and 97 of Amendment No. 1.

Environmental, page 135

14. We note your disclosure on page 32 regarding the risk of spills and releases of refined products, and your disclosure at page 137 regarding the release of fuel oil into the waters of the Great Bay and the Piscataqua River. Please review your disclosure to ensure that you have disclosed all material information regarding your potential liability arising from an oil spill. For example, and without limitation, please address the following:

•

Disclose your insurance coverage with respect to any liability related to any such event. Such disclosure should address the types of claims covered, and the applicable policy limits and deductibles. We note the general disclosure on page 139 in that regard.

•

Disclose any related provisions in your contracts with third parties with respect to allocation of liability or indemnification. Such disclosure should address any limitations on such liability or indemnification.

Such disclosure should be set forth in the “Business” section of your registration statement and in the “Risk Factors” section, as applicable.

Response:

The Registrant has reviewed the disclosure to ensure that all material information regarding its potential liability for an oil spill has been disclosed, and the Registration Statement has been revised as requested. Please see pages 31 and 142 of Amendment No. 1.

Director Compensation, page 143

15. We note your disclosure that you anticipate that directors who are not officers, employees or paid consultants and advisors of your general partner or its affiliates will receive a combination of cash and restricted common unit grants as compensation for attending meetings of the board of directors of your general partner and committees thereof. Please quantify, if known, such anticipated cash and restricted common unit grants.

Response:

The Registrant acknowledges the Staff’s request for disclosure quantifying the anticipated cash and restricted common unit grants that will be made to compensate the Registrant’s directors who are not officers, employees or paid consultants or advisors of its

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general partner or affiliates, and will include such disclosure in the Registration Statement when known.

Compensation Discussion and Analysis, page 148

16. We note that you used salary information from peer companies to set base salaries. You also disclose that you use target bonus levels from “companies with which [you] compete for executive talent” to determine your targets for annual bonuses. In that regard, please identify each of the companies which are included in your peer group(s) and the characteristics of the companies which prompted you to include them in your analysis. Please refer to Item 402(b)(2)(xiv) of Regulation S-K.

Response:

The Registration Statement has been revised to clarify that the Registrant did not review target bonus levels from a peer group to determine targets for its annual bonuses during 2010. Please see pages 154 and 155 of Amendment No. 1.

The Registration Statement has been revised to clarify that in some, but not all, years during the Registrant’s review of compensation for its Named Executive Officers, it examines broad-based third-party compensation surveys in order to obtain a general understanding of current compensation practices. The Registrant has not developed a peer group of companies and does not use the information contained in the third-party surveys to benchmark compensation for its Named Executive Officers against other companies. Rather, the Registrant uses this information simply to ensure that its pay practices are generally in line with the market. The Registrant did not utilize third-party surveys in its review of compensation levels for Named Executive Officers during 2010. Please see pages 153 and 154 of Amendment No. 1.

Incentive Compensation Pool, page 151

17. We note your disclosure that with respect to your incentive compensation pool, you expect that going forward, Mr. Glendon and the GP Committee will seek to satisfy similar objectives by instituting a new program that comparably achieves the goals of your executive compensation program. To the extent known, please describe the material terms of such new program.

Response:

The Registrant acknowledges the Staff’s request for disclosure describing the material terms of its future cash incentive compensation program, and will include such disclosure in the Registration Statement when known.

18. Please provide additional detail regarding the material factors that you considered with respect to individual and company performance in determining the amounts to award

Securities and Exchange Commission September 9, 2011 Page 9

to each named executive officer as an annual cash bonus and cash long-term incentive for 2010.

Response:

The Registration Statement has been revised as requested. Please see pages 155 to 157 of Amendment No. 1.

Certain Relationships and Related Party Transactions, page 162

19. Please file the New Bedford Terminal Operating Agreement as an exhibit to your filing.

Response:

The form of Terminal Operating Agreement with respect to the New Bedford terminal has been filed as an exhibit to the Registration Statement. Please see Exhibit 10.6 and pages II-2 and II-5 of Amendment No. 1.

Material U.S. Federal Income Tax Consequences, page 195

20. We note your disclosure at page 11 that you plan on selling products to certain end users through a corporate subsidiary of your operating company. Please describe in your section “Material U.S. Federal Income Tax Consequences” all material tax consequences of such arrangement. Please also ensure that the opinion from tax counsel addresses all such material tax consequences.

Response:

The Registration Statement has been revised as requested. Please see pages 199 and 200 of Amendment No. 1. In addition, the Registrant will ensure that the opinion from tax counsel addresses all such material tax consequences. The opinion from tax counsel will be filed as an exhibit to a subsequent amendment to the Registration Statement, allowing sufficient time for the Staff to review prior to effectiveness.

Consolidated Pro Forma Consolidated Financial Statements

Unaudited Pro Forma Consolidated Balance Sheet, page F-3

21. We note pro forma adjustment (c) in the amount of $42.8 million does not equal the amount disclosed in Note 2(c) of $65.5 million. Please revise to provide a reconciliation that clearly reflects the difference in these amounts.

Response:

The Registrant notes that the pro forma financial statements included in the Registration Statement have been updated, as stated in the Registrant’s response to Comment

Securities and Exchange Commission September 9, 2011 Page 10

No. 26 below. Pro forma adjustment (c) on the unaudited pro forma consolidated balance sheet reflects an amount of $59.9 million, which is consistent with the amount disclosed in Note 2(c). The Registration Statement has been revised to indicate that of the $59.9 million, $20.7 million, $38.4 million and $0.8 million was allocated to the common units, the subordinated units and the 1.0% general partner interest, respectively. Please see pages F-3 and F-7 of Amendment No. 1.

Notes to Unaudited Pro Forma Consolidated Financial Statements, page F-6

22. We note pro forma adjustment (i) reflects interest expense under your amended and restated credit agreement. Please revise to disclose the rate of interest used to calculate pro forma interest expense and indicate whether you have a commitment for this interest rate. In this connection, if actual interest rates may vary from those used to prepare your pro forma financial statements, please disclose the effect of a .125% variance in interest rates.

Response:

The Registration Statement has been revised as requested. Please see page F-8 of Amendment No. 1.

23. We note that you have historically utilized interest rate swaps to manage your exposure to floating rate LIBOR borrowings. Please indicate whether entering into the new credit agreement described in your filing will impact your accounting for the existing interest rate swap agreements.

Response:

The Registrant notes that it expects to continue to utilize interest rate swaps to manage its exposure to LIBOR interest rates. The new credit agreement will represent an amendment and restatement of the existing credit agreement, and the Registrant’s ability to utilize LIBOR borrowings will not change as a result of entering into the new credit agreement. Accordingly, the Registrant does not expect its entering into the new credit agreement will have any impact on the Registrant’s accounting for the existing interest rate swap agreements. The Registration Statement has been revised to clarify the same. Please see page 106 of Amendment No. 1.

24. We note pro forma adjustment (j) eliminates certain selling, general and administrative expenses. Please tell us how this pro forma adjustment meets the criteria per Rule 11-02(b)(6) of Regulation S-X (i.e., directly attributable to the specific transaction, factually supportable, and expected to have a continuing impact) or revise to remove this adjustment.

Response:

The Registrant notes that the pro forma adjustments to selling, general and administrative expenses are related to corporate overhead charges for oversight and

Securities and Exchange Commission September 9, 2011 Page 11

monitoring by the Registrant’s predecessor’s (the “Predecessor”) parent and the elimination of incentive compensation related to the equity earnings of the foreign affiliate that will not be part of the Registrant’s business following completion of the IPO. The corporate overhead charges from the Predecessor’s parent will not be charged to the Registrant following completion of the IPO. As described in the Registration Statement in the pro forma adjustment in Note 2 (b) ii. on page F-7 of Amendment No. 1, the Predecessor’s interest in Sprague Energy Canada Ltd. will be distributed to Sprague Holdings in connection with the IPO and, therefore, the earnings of the foreign affiliate will not be available to the Registrant for incentive compensation purposes. As such, the Registrant respectfully submits that both adjustments meet the criteria of Rule 11-02(b)(6) of Regulation S-X, as they are directly attributable to the specific transaction, are factually supportable and are expected to have a continuing impact.

25. We note pro forma adjustment (k) to record the estimated taxes for the activities conducted by Sprague Solutions at the applicable corporate income tax rate. Please revise to provide pro forma income taxes based on the statutory rate in effect during the periods for which your pro forma financial statements are presented. Alternatively, please provide disclosure explaining the tax rate used.

Response:

The Registrant notes that the estimated taxes for the activities conducted by Sprague Solutions are based on the applicable corporate statutory rates in effect during the periods for which the pro forma financial statements are presented, and the Registration Statement has been revised to clarify the same. Please see page F-8 of Amendment No. 1.

Consolidated Interim Financial Statements

General

26. We note your Form S-1 filed on July 27, 2011 includes unaudited interim financial statements and footnotes for your predecessor for the quarterly period ended March 31, 2011. Please note the financial statement updating requirements per Rules 3-01 and 3-12 of Regulation S-X.

Response:

The Registrant acknowledges the Staff’s Comment and has revised the Registration Statement to provide the required updated financial statements and other financial information throughout Amendment No. 1.

Securities and Exchange Commission September 9, 2011 Page 12

Audited Consolidated Financial Statements

Consolidated Statements of Income for the Years Ended December 31, 2008, 2009 and 2010, page F-26

27. We note that you recognize revenue from the sale of products (i.e., refined products and natural gas) and from materials handling services. Please revise to separately present your sources of revenue and the related cost and expenses in compliance with Rules 5-03.1 and 5-03.2 of Regulation S-X.

Response:

The Registrant notes that revenues from its materials handling segment represent less than 2.0% of the Registrant’s total revenues. In accordance with Rule 5-03(b) of Regulation S-X, the Registrant respectfully submits that revenues from its materials handling services are permitted to be combined with revenues from the sale of products, as currently presented in the Registration Statement. The Registrant combines the costs and expenses related to its materials handling services in the same manner.

Consolidated Statements of Cash Flows, page F-27

28. We note that you have presented the line item “fair value of derivative instruments” as a component of changes in assets and liabilities. This adjustment appears to represent the change in the fair value of your commodity derivatives recognized each period as cost of products sold. Please tell us why you concluded that this is the appropriate classification for this line item within your statement of cash flows. Refer to FASB ASC 230-10-45-28.

Response:

The Registrant notes that the line item “fair value of derivative instruments” relates to derivative assets and derivative liabilities of the predecessor related to the operations of the refined products and natural gas segment. The change in the fair value of derivative instruments represents the change in derivative instruments outstanding, which includes the effects of closed contracts, new contracts and changes in fair value. The Registrant’s risk management policy is intended to manage exposures to the impact of market fluctuations in the price and transportation costs for commodities related to current inventory or future purchase and sale commitments for normal operating purposes. The income statement effect of all derivative activity is included in cost of products sold each period. The derivative activity is an integral element of the operations and operating cash flow, and accordingly, the Registrant respectfully submits that the change in fair value of derivative instruments during the period is appropriately reflected as a component of cash flows from operating activities.

Securities and Exchange Commission September 9, 2011 Page 13

Notes to Consolidated Financial Statements

1. Description of Business and Summary of Significant Accounting Policies

Revenue Recognition and Cost of Products Sold, page F-30

29. Please revise to provide additional disclosure describing your revenue-producing activities in the context of your revenue recognition policies. Your revised policy disclosure should explain how each of the criteria for revenue recognition outlined in SAB Topic 13 applies to your various revenue streams (including with regard to throughput arrangements and exchange agreements).

Response:

The Registration Statement has been revised to provide additional disclosure describing the Predecessor’s revenue-producing activities in the context of its revenue recognition policies. Please see pages 104, 105 and F-31 of Amendment No. 1.

30. In connection with the preceding comment, please provide additional detail regarding materials handling services revenue recognized as services are rendered compared to revenue recognized ratably over the contractual service period.

Response:

The Registrant notes that revenue from the Predecessor’s materials handling segment revenue represents less than 2.0% of the Predecessor’s total revenues. In most cases, materials handling service revenue is recognized ratably over the contractual service period and is primarily related to long-term service agreements to store and/or handle materials for customers. These service agreements generally specify monthly fees for storage and handling. Revenues are recognized monthly over the contractual service period. In addition, there may be excessive utilization charges which are recognized at the end of a specified period (e.g., on a monthly or annual basis), unless otherwise provided for in the applicable contract. In limited cases, materials handling service revenue is recognized as services are rendered, which includes spot or short-term service agreements to store and/or handle materials for customers. In such scenarios, revenues are recognized at the time the services are performed. Additionally, sales of coal to customers are included in the materials handling segment (representing approximately 40% of the segment revenue) and revenues are recognized when the product is delivered. The Registrant notes that the materials handling segment revenue is not material to the Predecessor’s total sales and accordingly believes that the level of detail in the disclosure appearing on page F-30 of Amendment No. 1 is appropriate.

Securities and Exchange Commission September 9, 2011 Page 14

31. We note that you have presented the measure “net sales.” Please revise to provide a discussion of any items that are dilutive to your sales revenue (e.g., discounts, returns, allowances, etc).

Response:

The Registration Statement has been revised as requested. Please see page F-31 of Amendment No. 1.

32. We note your disclosure per page 81 which states that you do not take title to any of the products handled in your materials handling segment. Please tell us whether you or your customers bear the risk of loss for products in your possession based on the terms of a typical materials handling contract.

Response:

The Registrant notes that, based on the terms of a typical materials handling contract, the Registrant bears the risk of loss for materials handled for a third party from the time that the inbound delivering carrier discharges the material to the Registrant until the Registrant transfers the material to the outbound carrier that will transport the product to such third party’s customer.

15. Segment Reporting, page F-43

33. We note that you have identified four core products (i.e., distillates, gasoline, residual fuel oil, and natural gas) in your filing and have provided specific detail such as the kinds of distillates sold (i.e., home heating oil, diesel fuel, kerosene, and jet fuel). Please tell us how you considered the disclosure guidance regarding revenues from each of your products and services per FASB ASC 280-10-50-40.

Response:

The Registrant notes that it has identified in the Registration Statement certain products and services in the Registrant’s refined products segment for informational purposes and to serve as a framework for explaining certain period over period variances to the extent that the Registrant was able to identify such variances with appropriate specificity. In accordance with FASB ASC 280-10-50-40, the Registrant considers all products within its refined products segment to be similar products, as the refined products are all used by the Registrant’s customers to meet their energy requirements. In addition, the Registrant’s natural gas segment is comprised solely of natural gas sales, and the Registrant’s materials handling services are based on fees and services primarily related to the utilization of the terminals and terminal space operated by the Registrant and, as such, are all considered to be similar fees and services.

34. We note your disclosure on pages F-18 and F-44 indicating that you had no single customer whose revenue was material to your total revenues. This statement does not

Securities and Exchange Commission September 9, 2011 Page 15

appear to be consistent with the disclosure per page 88 which attributes the decrease in residual fuel oil sales to the loss of a customer. Please advise.

Response:

The Registrant notes that the customer whose revenue was material to the Registrant’s revenues from residual fuel oil sales did not represent an amount of revenues that was material to the Registrant’s total revenues (represented less than 0.005% of total revenues).

[The remainder of this page is intentionally left blank.]

Securities and Exchange Commission September 9, 2011 Page 16

Please direct any questions that you have with respect to the foregoing to the undersigned of Vinson & Elkins L.L.P. at (212) 237-0036 or Catherine Gallagher of the same firm at (202) 639-6544.

Very truly yours,

/s/ Adorys Velazquez
Adorys Velazquez

Cc:	Parker Morrill (Commission)

Laura Nicholson (Commission)

Paul A. Scoff (Registrant)

Gary Rinaldi (Registrant)

Joshua Davidson (Baker Botts L.L.P.)

Catherine Gallagher (Vinson &Elkins L.L.P.)